

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336


06013766

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
May 18th, 2006

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders:

Press Information :

- May 05th, 2006
- May 15th, 2006

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

CIMENTS FRANÇAIS: RESULTS FOR FIRST QUARTER OF 2006

- **CONSOLIDATED REVENUES**: 942 MILLION EURO (+41.1%)
- **CURRENT GROSS OPERATING PROFIT**: 224.1 MILLION EURO
- **GROSS OPERATING PROFIT**: 224.4 MILLION EURO (+78%)
- **OPERATING PROFIT**: 148.2 MILLION EURO (+103.5%)
- **NET PROFIT**: 84.3 MILLION EURO (+88.3%)
- **NET PROFIT (GROUP SHARE)**: 60.9 MILLION EURO (+67.5%)
- **OUTLOOK**: OPERATING RESULTS EXPECTED TO IMPROVE FROM 2005

*****

Paris, May 5, 2006 – The Board of Directors of Ciments Français (Italcementi Group), chaired by Yves René Nanot, met on May 3, 2006, and reviewed and approved the quarterly results at March 31, 2006. Structurally, since the first quarter of the year is significantly influenced by seasonal changes in activity and is the period in which most plant maintenance operations are carried out, it is not representative of full-year trends. Moreover, the first quarter of 2006 is compared with the first three months of 2005, when extremely unfavorable meteorological conditions had a negative impact on results. Besides, the first quarter of 2006 also includes the operations of the Egyptian companies Suez Cement and Asec Cement, which entered the scope of consolidation as from April 1, 2005 and August 1, 2005 respectively.

PERFORMANCE IN THE FIRST QUARTER OF 2006

Ciments Français recorded significant growth in sales volumes in its three core businesses in the first quarter: cement sales volumes totaled 10.9 million tonnes, a 46.2% increase (9.9% at on a comparable basis); aggregates sales volumes amounted to 11.1 million tones, a 5.9 % increase (4.7% on a comparable basis) and ready mixed concrete sales volumes reached 2.7 million cubic meters, an improvement of 2.5% (2.3% on a comparable basis).

Sales volumes and internal transfers (1)	Cement and clinker (millions of tonnes)			Aggregates * (millions of tonnes)			Ready mixed concrete (millions of m^3)		
	1Q 2006	% change vs. 1Q 2005		1Q 2006	% change vs. 1Q 2005		1Q 2006	% change vs. 1Q 2005	
		A	B		A	B		A	B
European Union	2.9	11.8	11.8	10.6	6.1	4.8	1.9	7.2	7.0
North America	1.4	17.4	17.4	-	-	-	-	-	-
Mediterranean rim	4.3	182.2	(0.9)	0.5	0.2	0.2	0.5	(9.8)	(9.8)
Asia	2.1	14.3	14.3	-	-	-	0.3	(7.4)	(7.4)
Trading	1.4	52.8	52.8	-	-	-	-	-	-
Eliminations	(1.1)	n.s.	n.s.	-	-	-	-	-	-
Total	**10.9**	**46.2**	**9.9**	**11,1**	**5.9**	**4.7**	**2.7**	**2.5**	**2.3**

European Union: France, Belgium, Spain, Greece **North America**: U.S.A., Canada **Asia**: India, Thailand, Kazakhstan
Med Rim: Egypt, Turkey, Bulgaria, Morocco
(1)Amounts refer to the fully consolidated companies and to companies consolidated using the proportionate consolidation method.
(*) Excluding volumes sold to third parties
n.s.: not significant
A: Historical – B: On a comparable basis

The positive trend in sales volumes and the sales price in the Group historical consolidation scope, mainly in the cement business, together with the consolidation of the Egyptian companies, resulted in a significant improvement in **revenues** totaling 942 million euro (+41.1%). At constant size and exchange rates, growth was 19.8%. The sharpest revenue increases were reported in France, North America and on trading.
The Group's positive sales performance, the rise in sales prices, offsetting increases in operating costs, and the consolidation of the Egyptian operations generated a 78% improvement in **gross operating profit** amounting to 224.4 million euro.
Operating profit totaled 148.2 million euro (+103.5%) representing 15.7% of revenues.

Revenues and operating results (in millions of euro)	**Revenues**		**Current gross operating profit**		**Gross operating profit**		**Operating profit**	
	1Q 2006	**% change vs 1Q 2005**	**1Q 2006**	**% change vs 1Q 2005**	**1Q 2006**	**% change vs 1Q 2005**	**1Q 2006**	**% change vs 1Q 2005**
European Union	464.3	15.1	88.7	23.4	88.9	21.2	61.7	33.1
North America	136.1	48.0	22.7	116.1	22.4	113.8	10.5	>100
Mediterranean Rim (*)	223.2	137.7	90.2	>100	90.6	>100	61.4	>100
Asia	76.0	26.8	20.1	34.7	20.0	33.3	13.0	48.4
Trading cement	99.1	153.3	3.7	72.3	3.6	70.8	3.4	76.3
Other and eliminations	(56.6)	n.s.	(1.2)	n.s.	(1.2)	n.s.	(1.9)	n.s.
Total	**942.0**	**41.1**	**224.1**	**80.1**	**224.4**	**78.0**	**148.2**	**103.5**

European Union: France, Belgium, Spain, Greece **North America**: U.S.A., Canada **Asia**: India, Thailand, Kazakhstan
Med Rim: Egypt, Turkey, Bulgaria, Morocco
n.s.: not significant
(*) 1Q 2006 includes operations in Egypt

The positive trend in operating profit resulted in 84.3 million euro **net profit** (+88.3%) despite the significant increase of 9.2 million euro increase in finance costs (+69.3%). **Group net profit** rose to 60.9 million euro (+67.5%).
Net debt at March 31 amounted to 1,512.2 million euro, down by 28.4 million euro from December 31, 2005. **Gearing** ratio (net debt/shareholders' equity) was 48% at the end of March 2006 compared with 46% at the end of 2005.

OUTLOOK

The overall economic context remains largely as described in the 2005 annual report. The outlook for full-year 2006 is positive, although the risk of further pressure on the prices of raw materials and energy products could lead to additional increases in operating costs. In view of the positive sales price trend and the improvement expected in the contribution of the emerging countries, as well as the effect of consolidation of the Egyptian operations over the entire year, Ciments Français is expected to report stronger operating results in 2006, subject to currently unforeseeable events.

The 2006 first-quarter results for Italcementi and Ciments Français will be illustrated at a Conference call (telephone and web streaming) to be held on Tuesday, May 9, at 3:30 p.m. (C.E.T.)
Further details are available on italcementigroup.com and cimfra.com.

ON THE INTERNET: www.cimfra.com & www.italcementigroup.com

Ciments Français
Investor Relations - Tel. +33 (0)1 42 91 76 76
Media Relations - Tel. + 33 (0)1 42 91 76 87

CIMENTS FRANÇAIS GROUP					
Income statement (in millions of euro)	**1Q 2006**	**%**	**1Q 2005**	**%**	**% change**
Revenues	**942.0**	**100**	**667.7**	**100**	**41.1**
Other revenues	4.6		3.5		
Change in inventories	6.5		14.8		
Capitalized work	2.6		1.0		
Goods and utilities expense	(337.0)		(230.4)		
Services expense	(225.8)		(181.3)		
Employee benefits expense	(146.0)		128.5		
Other operating income/(expense)	(22.8)		(22.3)		
Current gross operating profit	**224.1**	**23.8**	**124.5**	**18.6**	**80.1**
Other income/(expense)	0.3		1.6		
Gross operating profit	**224.4**	**23.8**	**126.1**	**18.9**	**78.0**
Amortization and depreciation	(76.2)		(53.2)		
Impairment variation	n.s.		(0.1)		
Operating profit	**148.2**	**15.7**	**72.8**	**10.9**	**103.5**
Finance costs, net	(22.6)		(13.3)		
Share of results of associates	(1.3)		3.8		
Profit before tax	**124.3**	**13.2**	**63.3**	**9.5**	**96.4**
Income tax expense	(40.0)		(18.5)		
Net profit for the period	**84.3**	**9.0**	**44.8**	**6.7**	**88.3**
Attributable to:					
Equity holders of the parent	**60.9**	**6.5**	**36.4**	**5.4**	**67.5**
Minority interest	**23.4**	**2.5**	**8.4**	**1.3**	

Financial position (in millions of euro)	**03/31/2006**	**12/31/2005**	**03/31/2005**
Net debt	**1,512.2**	**1,540.6**	**1,308.3**
Total shareholders' equity	**3,258.5**	**3,215.4**	**2,223.0**



Ciments Français
Italcementi Group

CIMENTS FRANCAIS ACQUIRES THE ENTIRE ZUARI CEMENT LTD JOINT VENTURE IN INDIA

Paris, May 15, 2006 – Ciments Français (Italcementi Group) has entered into an agreement to acquire the shareholding of Zuari Industries Ltd in Zuari Cement Ltd. a 50-50 Indian joint venture, for approximately 100 million euros.

The Italcementi Group entered the Indian market in January 2001 when Ciments Français acquired 50% of Zuari Cement which operates a 2 Mt/yr. plant in the southern part of the state of Andra Pradesh in Southern India. In early 2002, Zuari Cement acquired Sri Vishnu Cement, a company with a 1.2 Mt/yr. plant located in Sitapuram in the northern part of Andhra Pradesh.

In 2005, these companies reported revenues of approximately 100 million euros, gross operating profit of close to 12 million euros and operating profit of 4 million euros.

INTERNET: www.cimfra.com and www.italcementigroup.com
Ciments Français
Investor Relations: Tel. 01 42 91 76 76
Press Relations: Tel. 01 42 91 76 87